May 13, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Avant Technologies Inc.

Withdrawal of Registration Statement on Form S-1

File No. 333-285444

CIK No. 0001740797

Dear Sir or Madam,

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Avant Technologies Inc. (the “Company”) hereby respectfully requests the withdrawal of its Registration Statement on Form S-1 (File No. 333-285444), together with all exhibits and amendments thereto (the “Registration Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on February 28, 2025.

The Company has decided not to pursue the contemplated public offering at this time due to strategic and business considerations. The Registration Statement has not been declared effective, and no securities have been sold in connection with the offering described in the Registration Statement.

This request for withdrawal is being made solely for strategic and business reasons and not as a result of any disagreement with the Commission’s comments or due to any material issue related to the Registration Statement. The Company believes that withdrawing the Registration Statement at this time is in the best interest of the Company and its shareholders.

The Company may consider a future private or public offering when business conditions or strategic opportunities are more favorable. This withdrawal request does not reflect any deficiencies in the original filing, and the Company reserves the right to undertake such offerings as circumstances evolve. Accordingly, the Company respectfully requests that the Commission grant the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date.

Please do not hesitate to contact us by phone at (866) 533-0065 or via email at info@avanttechnologies.com with any questions or comments regarding this matter. Thank you for your understanding and consideration.

Sincerely,

/s/ Vitalis Racius

Vitalis Racius

Chief Financial Officer, Director & Treasurer

Avant Technologies Inc.